Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to the Registration Statement (Form S-4 No. 333-253799) and related proxy statement/prospectus of STERIS plc for the registration of 14,287,997 shares of its common stock and to the incorporation by reference therein of our report dated May 29, 2020, except for Notes 1, 2, 3, 11 and 18, as to which the date is February 9, 2021, with respect to the consolidated financial statements and schedule of STERIS plc included in its Current Report on Form 8-K dated February 9, 2021, and our report dated May 29, 2020, with respect to the effectiveness of internal control over financial reporting of STERIS plc, included in its Annual Report (Form 10-K) for the year ended March 31, 2020, both filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Cleveland, Ohio
March 29, 2021